EXHIBIT 99.1

On July 28, 2022, the Company granted the following under the LTIP Plan:

•	160,000 RSUs whereby the holders will receive 160,000 common shares subject to the vesting condition of being employed on June 30, 2023. If vested, the RSUs will expire on June 30, 2024.